FILE NO. 333-
                                                                 CIK #0001689993

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004

                             Registration Statement
                                       on
                                    Form S-6


   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust: INVESCO UNIT TRUSTS, MUNICIPAL SERIES 1348

     B.   Name of Depositor: INVESCO CAPITAL MARKETS, INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:

MORGAN, LEWIS & BOCKIUS LLP                       INVESCO CAPITAL MARKETS, INC.
Attention: Thomas S. Harman, Esq.                 Attention: John M. Zerr, Esq.
1111 Pennsylvania Avenue NW                       11 Greenway Plaza
Washington, DC 20004-2541                         Houston, Texas 77046-1173

     E. Title of securities being registered: Units of fractional undivided beneficial interest

     F.   Approximate date of proposed sale to the public:

                AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                         OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.


The information in this prospectus is not complete and may be changed. No one may sell Units of the Trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

      Preliminary Prospectus Dated January 23, 2020, Subject to Completion




             Investment Grade Municipal Trust, 7-13 Year Series 86

   Investment Grade Municipal Trust, 7-13 Year Series 86 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Invesco Unit Trusts, Municipal Series 1348.




                                               Monthly
                                             Distributions
                 Estimated Current Return:        ___%
                 Estimated Long Term Return:      ___%


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. These estimates are as of the opening of business on the Date of Deposit and will vary thereafter. Your actual return may vary from these estimates.




                                 ________, 2020

      You should read this prospectus and retain it for future reference.

 The Securities and Exchange Commission has not approved or disapproved of the
  Trust Units or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.



INVESCO


   Investment Objective. The Trust seeks to provide federal tax-exempt income and to preserve capital.

   Principal Investment Strategy. The Trust invests in a portfolio of municipal bonds issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for federal personal income tax purposes under existing law. In selecting bonds for the Trust, the Sponsor considered the following factors, among others:

     o all ratings provided for the bonds must be at least "BBB-" if issued by either Standard & Poor's or Fitch Ratings, and at least "Baa3" if issued by Moody's Investors Service, Inc. or, in the case of a bond with no issued ratings, such a bond has credit characteristics sufficiently similar to those of comparable bonds that were so rated as to be acceptable for acquisition by the Trust in the opinion of the Sponsor;

     o the prices of the bonds relative to other bonds of comparable quality and maturity;

     o    the current income provided by the bonds;

     o the diversification of bonds as to purpose of issue and location of issuer; and

     o the probability of early return of principal or high legal or event risk.

   The portfolio generally consists of bonds maturing approximately 7 to 13 years from the Date of Deposit. Following the Date of Deposit, a bond may cease to be rated or its rating may be reduced, even to below "investment grade" ("BBB-" or "Baa3"), and the Trust could continue to hold such bond. See "Trust Administration--Portfolio Administration".

   Principal Risks. As with all investments, you can lose money by investing in the Trust. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Bond prices will fluctuate. The value of your investment may fall over time.

     o The value of the bonds will generally fall if interest rates, in general, rise. In a low interest rate environment risks associated with rising rates are heightened.

          The negative impact on fixed income securities from any interest rate increases could be swift and significant. No one can predict whether interest rates will rise or fall in the future.

     o A bond issuer or insurer may be unable to make interest and/or principal payments in the future.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the primary offering period.

     o A bond issuer might prepay or "call" a bond before its stated maturity. If this happens, the Trust will distribute the principal to you but future interest distributions will fall. A bond's call price could be less than the price the Trust paid for the bond. If enough bonds are called, the Trust could terminate earlier than expected.

     o The Trust is considered to be concentrated in bonds of issuers located in _____ . These issuers make up approximately ___% of the principal amount of the bonds. The financial condition of _____ is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of Units.

     o The Trust is concentrated in bonds of _____ issuers. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment. Additional discussion of the risks associated with this type of issuer is provided under the section entitled "The Bonds".

     o We do not actively manage the Trust's portfolio. Except in limited circumstances, the Trust will hold the same bonds even if the market value declines.

                   Summary of Essential Financial Information
             (As of the opening of business on the Date of Deposit)

========================================================================================================================
General Information                                    Unit Price
-----------------------------------------------------  -----------------------------------------------------------------
Date of Deposit                        ________, 2020  Aggregate offering price of bonds in Trust         $         ____
Principal amount of bonds in Trust               $___  Aggregate offering price of bonds per Unit         $         ____
Principal amount of bonds per Unit (1)           $___    Plus sales charge per Unit                       $         ____
Number of Units                                   ___    Plus organization costs per Unit (2)             $         ____
Weighted average maturity of bonds          ___ years  Public offering price per Unit (3)                 $         ____
                                                       Redemption price per Unit (2)(3)                   $         ____

-----------------------------------------------------  -----------------------------------------------------------------
Portfolio Diversification (% of Par Value)             Estimated Annual Income Per Unit
-----------------------------------------------------  -----------------------------------------------------------------
                        %                    ___%      Estimated interest income                             $      ____
                                                         Less estimated expenses (4)                         $      ____
                                                       Estimated net interest income                         $      ____






                    -----
Total                100%
                    =====                 ------
                                            100%
                                          ======

-----------------------------------------------------  -----------------------------------------------------------------
Expenses                                               Estimated Distributions
-----------------------------------------------------  -----------------------------------------------------------------
Sales Charge (% of Unit Price)                  2.50%  Initial interest distribution                    $       _____ on
Organizational Costs per Unit (2)         $     _____                                                      ____ 25, 2020
                                          ===========  Subsequent interest distributions (6)            $
Estimated Annual Expenses per Unit                                                                                  ____
  Trustee's fee (5)                       $            Record dates                               10th day of each month
  Supervisory, bookkeeping and                         Distribution dates                         25th day of each month
     administrative services fee          $      0.55
  Evaluation fee (5)                      $      0.39  -----------------------------------------------------------------
  Other operating expenses                $            CUSIP Numbers
                                          -----------  -----------------------------------------------------------------
Total annual expenses per Unit            $     _____  Monthly
                                          ===========                                                     --------------
                                                       Monthly Fee Based
                                                                                                          --------------

========================================================================================================================

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.

(2) During the initial offering period, part of the value of the Units represents an amount of cash deposited to pay all or a portion of the costs of organizing the Trust. The estimated organization costs per Unit will be deducted from the assets of the Trust at the earlier of six months after the Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these costs will not be deducted from the redemption proceeds. Organization costs are not included in the Public Offering Price per Unit for purposes of calculating the sales charge.

(3) After the first settlement date (_________, 2020), you will pay accrued interest from this date to your settlement date less interest distributions.

(4) This shows estimated expenses in the first year other than organization costs. Organization costs are not deducted from interest income.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.

(6) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.


PORTFOLIO (as of the opening of business on the Date of Deposit)
--------------------------------------------------------------------------------------
                                                                             Cost of
Aggregate Name of Issuer, Title, Interest Rate and               Redemption  Bonds To
Principal Maturity Date of Bonds (1)(2)            Ratings (3)   Feature (4) Trust (2)
--------------------------------------------------------------------------------------


PORTFOLIO (as of the opening of business on the Date of Deposit) (continued)
--------------------------------------------------------------------------------------
                                                                             Cost of
Aggregate Name of Issuer, Title, Interest Rate and               Redemption  Bonds To
Principal Maturity Date of Bonds (1)(2)            Ratings (3)   Feature (4) Trust (2)
--------------------------------------------------------------------------------------
---------                                                                    ---------
$                                                                            $
=========                                                                    =========

For an explanation of the footnotes used on this page, see "Notes to Portfolio".


Notes to Portfolio

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from ___ to ___.

(2) The Cost of Bonds to Trust is based on the offering side valuation as of the opening of business on the Date of Deposit determined by the Evaluator, a third party valuation provider, on the basis set forth under "Public Offering--Unit Price". In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Trust's investments are classified as Level 2, which refers to security prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted market prices for similar securities, interest rates, prepayment speeds and credit risk. The cost of the bonds to the Sponsor for the Trust is $___ and the Sponsor's profit or (loss) is $___.

     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss as of the evaluation time of the bonds is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

     "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors". The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status".

(3) All ratings are by Standard & Poor's and Moody's, respectively, unless otherwise indicated. "*" indicates a security rating by Fitch. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S. F. " indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors".

   Underwriting. The Underwriters named below have purchased Units in the following amounts from the Sponsor, the sole and exclusive principal underwriter. See "Public Offering--Sponsor and Underwriter Compensation".

Name                               Address                                                     Units
--------------------------------   ------------------------------------------------------   ------------






                                                                                            ------------

                                                                                            ============


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   To the Sponsor and Unitholders of Investment Grade Municipal Trust, 7-13 Year Series 86 (included in Invesco Unit Trusts, Municipal Series 1348):

   Opinion on the Financial Statements

   We have audited the accompanying statement of condition (including the related portfolio schedule) of Investment Grade Municipal Trust, 7-13 Year Series 86 (included in Invesco Unit Trusts, Municipal Series 1348 (the "Trust")) as of ________, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of ________, 2020, in conformity with accounting principles generally accepted in the United States of America.

   Basis for Opinion

   These financial statements are the responsibility of Invesco Capital Markets, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

   We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

   Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of condition as of ________, 2020 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audit provides a reasonable basis for our opinion.

                                                              GRANT THORNTON LLP

   We have served as the auditor of one or more of the unit investment trusts, sponsored by Invesco Capital Markets, Inc. and its predecessors, since 1976.

   New York, New York
   ________, 2020


                             Statement of Condition
                As of the opening of business on ________, 2020

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                                              $
   Accrued interest to the first settlement date (1)(2)
   Cash (3)
                                                                                   -----------
           Total                                                                   $
                                                                                   ===========
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
           Accrued interest payable to Sponsor (1)(2)                              $
           Organization costs (3)
   Interest of Unitholders--
           Cost to investors
           Less: Gross underwriting commission
           Less: Organization costs (3)
                                                                                   -----------
           Net interest to Unitholders (1)(2)
                                                                                   -----------
           Total                                                                   $
                                                                                   ===========
   Units outstanding
                                                                                   ===========
   Net asset value per Unit                                                        $
                                                                                   ===========

(1) The value of the bonds is determined by ICE Data Pricing & Reference Data, LLC on the bases set forth under "Public Offering--Unit Price". The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.

(3) A portion of the public offering price represents an amount of cash sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth under "Summary of Essential Financial Information--Expenses". A distribution will be made as of the earlier of six months after the Date of Deposit or the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


THE TRUSTS
--------------------------------------------------------------------------------

   General. Your Trust is one of several unit investment trusts created under the name Invesco Unit Trusts, Municipal Series. The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Date of Deposit") among Invesco Capital Markets, Inc. as Sponsor, Invesco Investment Advisers LLC, as Supervisor, ICE Data Pricing & Reference Data, LLC, as Evaluator, and The Bank of New York Mellon, as Trustee.

   The Trusts are separate portfolios of interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax purposes under existing law. All issuers of bonds in a "State Trust" are located in the state for which the Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to the bond issuers, the interest earned on the bonds is exempt to the extent indicated in this prospectus from state and local taxes. With the exception of New York Trusts, Units of a State Trust may be purchased only by residents of the state for which the Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and New Jersey. Trusts that hold only insured bonds are referred to herein as "Insured Trusts." "Intermediate-Term Trust" refers to an Investment Grade Municipal Trust which is designated as a "7-13 year series" in the name of such Trust. Trusts that are named for a particular state are referred to herein as "State Trusts." On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of bonds indicated in the "Summary of Essential Financial Information". The bonds in a Trust initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the bonds in a Trust, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information". The bonds in an Intermediate-Term Trust will mature approximately 7 to 13 years from the Date of Deposit.

   Each Unit initially offered represents a fractional undivided interest in the principal and net income of a Trust. The number of Units is determined based upon a $1,000 principal amount of bonds in the Trust per Unit. To the extent that any Units are redeemed to the Trustee, the fractional undivided interest in a Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.

   Objectives and Bond Selection. The Trusts seek to preserve capital and to provide federal tax-exempt income and, in the case of most State Trusts, Federal and state tax-exempt income taxation. The Trusts invest in portfolios of municipal bonds issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for federal and, for State Trusts, state personal income tax purposes under existing law. There is, of course, no guarantee that any Trust will achieve its objectives. A Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income bonds with greater diversification than they might be able to acquire individually. Diversification of a Trust's assets will not eliminate the risk of loss always inherent in the ownership of bonds. Insurance guaranteeing the timely payment, when due, of all principal and interest on the bonds in each Insured Trust has been obtained from municipal bond insurance companies. For information relating to insurance on the bonds, see "Insurance on the Bonds in the Insured Trusts."

   In selecting bonds for a Trust, the Sponsor considered the following factors, among others: (a) the ratings criteria applicable to your Trust as listed under "Principal Investment Strategy", (b) the prices of the bonds relative to other bonds of comparable quality and maturity, (c) the current income provided by the bonds, (d) the diversification of bonds as to purpose of issue and location of issuer and (e) the probability of early return of principal or high legal or event risk. After the Date of Deposit, a bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of a bond from a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the bond (see "Trust Administration--Portfolio Administration"). In particular, the ratings of the bonds in any Investment Grade Municipal Trust could fall below "investment grade" (i.e., below "BBB-" or "Baa3") during the Trust's life and the Trust could continue to hold the bonds.

   The Bonds. Your Trust invests in municipal bonds. States, municipalities and public authorities issue these bonds to raise money for a variety of purposes. In selecting bonds, the Sponsor seeks to diversify your portfolio by type of bond purpose. This section briefly describes different bond types to help you better understand your investment. The types of bonds and percentages they represent in your portfolio are listed under "Summary of Essential Financial Information". These bonds are also described in greater detail in the Information Supplement.

   General Obligation Bonds and Revenue Bonds. General obligation bonds are backed by the general taxing power of the issuer. The issuer secures these bonds by pledging its faith, credit and unlimited taxing power for the payment of principal and interest. All other bonds in the Trusts are revenue bonds.

   Revenue bonds are payable only from the revenue of a specific project or authority. They are not supported by the issuer's general power to levy taxes. The risk of default in payment of interest or principal increases if the income of the related project falters because that income is the only source of payment. All of the following bonds are revenue bonds.

   Airport bonds are obligations of issuers that own and operate airports. The ability of the issuer to make payments on these bonds primarily depends on the ability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, some airlines may have difficulty meeting these obligations.

   General purpose bonds include bonds chosen by the Sponsor for the Trust that may not fall directly into the other broad bond categories described herein. Bonds in your Trust designated as general purpose bonds may include categorizations including, but not limited to, industrial revenue bonds, housing and building bonds, facilities bonds and tax district bonds. In general, the ability of these issuers to make payments on bonds depends on a variety factors such as the creditworthiness of the company or issuer operating the projects, government regulations and solvency of municipalities.

   Health care bonds are obligations of issuers that derive revenue from hospitals and hospital systems, including mental health facilities, nursing homes and intermediate care facilities. The ability of these issuers to make payments on bonds depends on factors such as facility occupancy levels, demand for services, competition resulting from hospital mergers and affiliations, the need to reduce costs, government regulation, costs of malpractice insurance and claims, and government financial assistance (such as Medicare and Medicaid).

   Higher education bonds are obligations of issuers that operate universities and colleges. These issuers derive revenues from tuition, dormitories, grants and endowments. These issuers face problems related to declines in the number of college-age individuals, possible inability to raise tuitions and fees, uncertainty of continued federal grants, state funding or donations, and government legislation or regulation.

   Public education bonds are obligations of issuers that operate primary and secondary schools. The ability of these issuers to make payments on these bonds depends primarily on ad valorem taxes. These issuers may also face problems related to litigation contesting state constitutionality of public education financing.

   Transportation bonds are obligations of issuers that own and operate public transit systems, ports, highways, turnpikes, bridges and other transportation systems. The ability of these issuers to make payments on these bonds depends on variations in use, the degree of government subsidization, competition from other forms of transportation and increased costs. Port authorities derive revenues primarily from fees imposed on ships using the port facilities. These fees can fluctuate depending on the local economy and competition from air, rail and truck transportation. Increased fuel costs, alternative transportation modes and competition from toll-free bridges and roads will impact revenues of issuers that operate bridges, roads or tunnels.

   Utilities bonds are obligations of issuers that derive revenue from the retail sale of utilities to customers. This category of bonds consists of bonds including, but not limited to, retail electric, gas and telephone bonds, waste disposal bonds, water and sewer bonds, and wholesale electric bonds. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for these utilities, competition, government regulation and rate approvals, overhead expenses and the cost of fuels. These issuers face problems such as cost and delays due to environmental concerns, effects of conservation and recycling, destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, operating supplies or facilities, zoning ordinances, and other unavoidable changes that adversely affect operation of a project.

   More About the Bonds. In addition to describing the purpose of the bonds, other information about the bonds is also included in the "Portfolio" and notes thereto. This information relates to other characteristics of the bonds. This section briefly describes some of these characteristics.

   Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

   Zero coupon bonds are a type of original issue discount bond. These bonds do not pay any current interest during their life. If an investor owns this type of bond, the investor has the right to receive a final payment of the bond's par value at maturity. The price of these bonds often fluctuates greatly during periods of changing market interest rates compared to bonds that make current interest payments. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

   "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the Sponsor can only deliver them to your Trust "when, as and if" the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to your Trust until the Sponsor delivers the bond to the Trust. You may have to adjust your tax basis if the Sponsor delivers any of these bonds after the expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your Units and the delivery of the bonds to your Trust. This could lower your first year estimated current return. You may experience gains or losses on these bonds from the time you purchase Units even though your Trust has not yet received them.

   In order to acquire certain bonds, it may be necessary for the Sponsor or Trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit. This cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds. Also, since interest on any "when, as and if issued" bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee and pay Trust expenses in order to maintain or approach the same estimated net annual interest income during the first year of the Trust's operations as described under "Summary of Essential Financial Information".

   Municipal Bond Risk Factors. All investments involve risk. This section describes the main risks that can impact the value of bonds in your Trust. You should understand these risks before you invest. If the value of the bonds falls, the value of your Units will also fall. You can lose money by investing in a Trust. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period. The Information Supplement contains a more detailed discussion of risks related to your investment.

   Current economic conditions. The economic recession in the United States which began in 2007 technically came to an end in June of 2009, however the U.S. and global economies continue to feel the effects of this recessionary period. The U.S. and other foreign governments have taken extraordinary steps to combat the effects of the economic crisis, however the ultimate impact of these measures is unknown and cannot be predicted. While the U.S. Federal Reserve formally concluded its quantitative easing program, there continues to be uncertainty concerning potential future changes to the federal funds rate.

   Market risk is the risk that the value of the bonds in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bond's issuer or insurer, perceptions of the issuer or insurer, or ratings on a bond. Even though the Supervisor supervises your portfolio, you should remember that no one manages your portfolio. Your Trust will not sell a bond solely because the market value falls as is possible in a managed fund.

   Interest rate risk is the risk that the value of bonds will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes. In a low interest rate environment risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant.

   Credit risk is the risk that a bond's issuer or insurer is unable to meet its obligation to pay principal or interest on the bond.

   Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, your Trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price your Trust paid for the bond and could be below the bond's par value. This means that you could receive less than the amount you paid for your Units. If enough bonds in your Trust are called, your Trust could terminate early. The first date that the issuer can call each bond is listed under "Portfolio" along with the price the issuer would have to pay. Some or all of the bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events. The call provisions are described in general terms in the "Redemption Feature" column of the "Portfolio" section and the notes thereto. Additional discussion of call provisions appears in the Information Supplement.

   Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond's rating.

   Bond concentration risk is the risk that your Trust is less diversified because it concentrates in a particular type of bond. When a certain type of bond makes up 25% or more of a Trust, the Trust is considered to be "concentrated" in that bond type. During the life of your Trust, the relative weighting or composition of your Trust may change for reasons including but not limited to bond price fluctuations, Unit redemption activity, as well as the calling or maturing of bonds. Accordingly, the fluctuations in the relative weighting or composition of your Trust may result in concentrations (25% or more of a portfolio's assets) in bonds of a particular type, industry and/or geographic region. The different bond types are described in the preceding sections beginning at the section entitled "The Bonds".

   Reduced diversification risk is the risk that your Trust will become smaller and less diversified as bonds are sold, are called or mature. This could increase your risk of loss and increase your share of Trust expenses.

   Insurer default risk is the risk that an investor of an insured trust could lose income and/or principal if the issuer and the insurer of a municipal bond both default in making their payment obligations.

   Liquidity risk is the risk that the value of a bond will fall if trading in the bond is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Trust, may be adversely affected. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange).

   Litigation and legislation risk is the risk that future litigation or legislation could affect the value of your Trust. For example, future legislation could reduce tax rates, impose a flat tax, exempt all investment income from tax or change the tax status of the bonds. Litigation could challenge an issuer's authority to issue or make payments on bonds.

   State Risk Factors. Your Trust may invest significantly in tax-exempt municipal bonds of issuers from a particular state. The financial condition of a state may be affected by various national, economic, social and environmental policies and conditions. Additionally, limitations imposed by constitutional amendments, legislative measures, or voter initiatives on a state and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the state and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

   The economic vitality of a state and its various regions and, therefore, the ability of the state and its local governments to satisfy the bonds, are affected by numerous factors, such as natural disasters, complications with exports and industry deregulation.

   A state may be a party to numerous lawsuits in which an adverse final decision could materially affect the state's governmental operations and consequently its ability to pay debt service on its obligations.

   No FDIC Guarantee. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

ESTIMATED CURRENT AND LONG-TERM RETURNS
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   The Estimated Current Return and the Estimated Long-Term Return as of the Date of Deposit are set forth on the cover of the prospectus. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trust and with the principal prepayment, default (if any), redemption, maturity, exchange or sale of bonds. The Public Offering Price will vary with changes in the price of the bonds. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the bonds and (2) takes into account the expenses and sales charge associated with Units. Since the value and estimated retirements of the bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated dates and amounts of principal returned on the bonds while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

PUBLIC OFFERING
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   General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the bonds, the sales charge described below, cash, if any, in the Principal Account (including cash to pay organization costs) and accrued interest, if any. Organization costs are not included in the Public Offering Price per Unit for purposes of calculating the sales charge.

   If you purchase Units during the initial offering period of a Trust with a deferred sales charge, your sales charge will consist of (i) an initial sales charge paid upon the purchase of your Units and (ii) the remaining deferred sales charge, which consists of a fixed dollar amount per Unit paid in installments on specified deferred sales charge payment dates. In no event will your combined initial sales charge and deferred sales charge exceed the maximum percentage sales charge for the applicable Trust as set forth above. For more details, including the specific amount and method of calculation of the initial and deferred sales charge, for those Trusts which offer a deferred sales charge, see the "Fee Table" in prospectus of the applicable Trust.

   After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased. The minimum purchase in the primary and secondary market is one Unit. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   The maximum initial offering period sales charge for Intermediate-Term Trusts is equal to 2.50% of the Public Offering Price per Unit (2.564% of the aggregate offering price of the bonds). The maximum secondary market sales charge is computed as described in the following table based upon the estimated long-term return life in years ("ELTR Life") of a Trust's portfolio:

ELTR Life (Years)      Sales Charge
-----------------------------------
Less than 2               1.50%
2 but less than 5         2.20
5 but less than 12        2.75
12 and over               3.75

   The ELTR Life represents the estimated life of the bonds in a Trust's portfolio as determined for purposes of calculating Estimated Long-Term Return. See "Estimated Current and Long-Term Returns". The sales charges in the above table are expressed as a percentage of the secondary market Public Offering Price per Unit. For example, the maximum secondary market sales charge for a Trust with an ELTR Life of "5 but less than 12" years would be 2.75% of the Public Offering Price per Unit (2.828% of the aggregate bid price of the bonds).

   If you purchase Units in the secondary market of a Trust with a deferred sales charge, your maximum sales charge will be based on the remaining ELTR Life of the Trust as described above and will consist of an initial sales charge and the remaining deferred sales charge, if any. If the secondary market Units are purchased prior to the final deferred sales charge payment date, the initial sales charge, which you pay at the time of purchase, is the difference between the secondary market sales charge based on the ELTR Life listed above and the maximum remaining deferred sales charge. If you purchase Units after the last deferred sales charge payment has been assessed, your maximum sales charge will consist of the one time initial sales charge based on the ELTR Life.

   Reducing Your Sales Charge. The Sponsor offers ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or reduced sales charge.

   Fee Accounts. A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to a portion of the sales charge that is retained by the Sponsor. The maximum applicable concession the Sponsor allows to broker-dealers (either non-Underwriter or Underwriter concession, whichever is greater) is waived. Please refer to the section called "Fee Accounts" for additional information on these purchases. Units may be purchased in the initial offering period at a discount equal to the difference between the maximum sales charge of 2.50% of the Public Offering Price per Unit and 0.60% of the Public Offering Price per Unit for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "fee based" charge ("Fee Based") is imposed ("Fee Accounts") if the Units are purchased for a Fee Account and the Trust is subject to a Fee Based charge (i.e. the Trust is "Fee Based Eligible"). For example, with respect to an Intermediate-Term Trust, Fee Based Eligible purchasers would pay a charge of only approximately 0.60%. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Trust.

   Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Invesco Capital Markets, Inc. and its affiliates and, when permitted, Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission. Employees, officers and directors (including related purchasers) of dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the bonds. The price of Units as of the opening of business on the Date of Deposit was determined by adding the applicable sales charge and organization costs to the aggregate offering price of the bonds and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the bonds prepared by the Evaluator. During the initial offering period, the Evaluator will value the bonds as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. The "Evaluation Time" is the close of trading on the New York Stock Exchange on each day that the Exchange is open for regular trading, or earlier on days where the Bond Market Association recommends an early bond market close, provided, however, on the Date of Deposit the "Evaluation Time" will be the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission (the "SEC") becomes effective, if later. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the bonds plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary. The offering price of bonds may be expected to range approximately from 0.125% to 1.25% more than the bid price.

   The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The aggregate price of the bonds is determined on the basis of bid prices or offering prices, as is appropriate, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trusts; (b) if these prices are not available, on the basis of current market prices for comparable bonds; (c) by causing the value of the bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the bonds will generally fluctuate with changes in market interest rates.

   A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended ("1934 Act").

   Organization Costs. During the initial offering period, part of the Public Offering Price represents an amount of cash deposited to pay the estimated costs incurred in establishing your Trust. These costs include the costs of preparing documents relating to the Trust (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Trust will reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when the Trust deducts these costs from the Trust assets.

   Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid by the bonds semi-annually, although each Trust accrues interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. You will receive the amount of accrued interest paid on your Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Because of the varying interest payment dates of the bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If you sell or redeem all or a portion of your Units, you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your Units.

   Unit Distribution. Units will be distributed to the public by Underwriters, broker-dealers and others at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states.

   Intermediate-Term Trust Concessions. During the initial offering period, the Sponsor and Underwriters will sell Units of Intermediate-Term Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the applicable gross concession or agency commission of 1.60%.

   Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents (including the Sponsor) at the Public Offering Price less a concession or agency commission not in excess of the maximum concession of 1.70%.

   Volume Concession -- In addition to the concessions or agency commissions described above, all broker-dealers and other selling firms (including Underwriters) will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

                                         Volume Concession
                                         -----------------
     Total Sales                     Equity Trust  Fixed Income
     (in millions)                      Units      Trust Units
---------------------------------------------------------------
$25 but less than $100                  0.035%        0.035%
$100 but less than $150                 0.050         0.050
$150 but less than $250                 0.075         0.075
$250 but less than $1,000               0.100         0.100
$1,000 but less than $5,000             0.125         0.100
$5,000 but less than $7,500             0.150         0.100
$7,500 or more                          0.175         0.100

   Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust's prospectus must include disclosure related to this additional compensation.

   Additional Information. Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the Sponsor will sell Units to broker-dealers and selling agents at the Public Offering Price less a concession or agency commission of 80% of the applicable sales charge. Dealers other than the Sponsor may sell Units in the secondary market to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the secondary market concession allowed to the dealer. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the maximum sales charge applicable to Intermediate-Term Trusts. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Sponsor and Underwriter Compensation. The Sponsor will sell Units to Underwriters at the regular Public Offering Price per Unit less a gross concession described in the sections below. For a list of the Underwriters that have purchased Units from the Sponsor, see "Underwriting".

   The Sponsor will sell Units of the Trust to Underwriters at the regular Public Offering Price per Unit less the concession of 1.85% per Unit underwritten based on a minimum underwriting of 1,000 Units.

   The concessions for (a) Units underwritten on the Date of Deposit, (b) Units purchased from the Sponsor by an Underwriter subsequent to the Date of Deposit during a Trust's initial offering period, and (c) the additional per Unit concession for Underwriters will each also be applied on a dollar basis utilizing an equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter. Purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued will be subject to the concession amount corresponding to the stated dollar amount of the purchase order, utilizing a $1,000 per Unit equivalent.

   In addition, the Sponsor and certain Underwriters will realize a profit or loss, as a result of the difference between the price paid for the bonds by the Sponsor and the cost of the bonds to a Trust. See "Portfolio" and "Notes to Portfolio". The Sponsor and the Underwriters may also realize profits or losses with respect to bonds which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the bonds were acquired. Underwriters may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the bonds since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter. In addition to any other benefits Underwriters may realize from the sale of Units, the Sponsor will share with certain Underwriters a portion of any gain represented by the difference between the cost of the bonds to the Sponsor and the evaluation of the bonds on the Date of Deposit (less deductions for accrued interest and certain costs). For Underwriters who either (a) underwrite at least 1,000 Units or (b) submit an Underwriter purchase order of at least $1,000,000, the Sponsor will share 50% of that portion of the gain that relates to the Units actually underwritten by such Underwriters. With respect to the Volume Concession described under "Unit Distribution - Volume Concession Based on Annual Sales," Underwriters of at least 3,000 Units or who submit an Underwriter purchase order of at least $3,000,000 will also receive a Volume Concession of 0.100% on the Units actually underwritten. The Sponsor and certain of the other Underwriters will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of Trusts and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisers for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of Trusts and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Market for Units. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid prices of the bonds plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is any price in excess of the Redemption Price and, if so, the amount thereof. With respect to Units of Trusts with a deferred sales charge, any such Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

FEE ACCOUNTS
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   As described above, Units may be available for purchase by investors in Fee Accounts where the Trust is Fee Based Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay a charge of approximately 0.60%. You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Trust.

RIGHTS OF UNITHOLDERS
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   Distributions of Interest and Principal. Interest received by a Trust, pro rated on an annual basis, will be distributed monthly. The amount and time of the first distribution is described under "Summary of Essential Financial Information." In addition, a Trust that has elected to be structured as a "regulated investment company" for federal tax purposes may make additional required distributions at the end of each year.

   Interest received by a Trust, including that part of the proceeds of any disposition of bonds which represents accrued interest, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest received will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds). Should the amount available for distribution in the Principal Account equal or exceed $5.00 per Unit, the Trustee will make a distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date. However, funds in the Principal Account will be distributed on the last distribution date of each calendar year to Unitholders of record as of the preceding record date if the amount available for distribution shall equal at least $1.00 per Unit.

   Because interest payments are not received by a Trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the Trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The Trustee is reimbursed for these advances from funds in the Interest Account on the next record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than two business days (or any shorter period as may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price. Redemption requests received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Trustee by the time designated by the Trustee, are priced based on the date of receipt. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Under Internal Revenue Service regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations. Any amount withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding."

   The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the bonds as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of
(i) the cash on hand in the Trust or moneys in the process of being collected,
(ii) the value of the bonds based on the bid prices of the bonds, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges,
(b) the accrued Trust expenses and (c) for Trusts with a deferred sales charge, any unpaid deferred sales charge payments. During the initial offering period, the Redemption Price and secondary market repurchase price are not reduced by estimated organization costs. The Evaluator may determine the value of the bonds by employing any of the methods set forth in "Public Offering--Unit Price." Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be cancelled.

   The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the bonds represented by the Units redeemed. The Trustee may sell bonds to cover redemptions. When bonds are sold, the size and diversity of the Trust will be reduced. Sales may be required at a time when bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

   The Trustee reserves the right to satisfy any redemption of 1,000 or more Units with an aggregate redemption price of $1,000,000 or more in an in kind distribution of bonds. An in kind distribution of bonds will be made by the Trustee through the distribution of each of the bonds in the Trust in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional portions of a bond will be distributed in cash. The Trustee may adjust the bonds included in a Unitholder's in kind distribution to facilitate the distribution of whole bonds. Special tax consequences will result if a Unitholder receives an in kind distribution.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the bonds is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

   Exchange Option. When you redeem Units of your Trust or when your Trust terminates, you may be able to exchange your Units for units of other Invesco unit trusts. An exchange does not avoid a taxable disposition of your redeemed Units. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time. The exchange will generally be treated as a sale and a taxable transaction for federal and state income tax purposes.

   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at the Depository Trust Company ("DTC"). Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

   Reports Provided. Unitholders will receive a statement of interest and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of each Trust will be audited annually by an independent registered public accounting firm and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the interest and principal received on the bonds, actual Trust distributions, Trust expenses, a list of the bonds and other Trust information. Unitholders will be furnished the Evaluator's evaluations of the bonds upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

INSURANCE ON THE BONDS
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   Insurance may have been obtained guaranteeing prompt payment of interest and principal, when due, in respect of certain of the bonds in your Trust. The premium for any preinsured bond insurance has been paid by the issuer, by a prior owner of the bonds and any policy is non-cancelable and will continue in force so long as the bonds so insured are outstanding and the preinsured bond insurer remains in business. The preinsured bond insurers are described in "Portfolio" and the notes thereto. More detailed information regarding insurance on the bonds and the preinsured bond insurers is included in the Information Supplement. See "Additional Information."

   Each insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each insurer will be able to perform on its contract of insurance in the event a claim should be made. The financial information with respect to each insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

   Bond Insurers. Any downgrade in the rating of an insurer of the bonds in the Trust may result in a downgrade in the rating of the issuer of the related bond and therefore may have a material adverse effect on the value of the bonds in the Trust and the value of your Units. The following is a description of the various bond insurers:

   ACA Financial Guaranty Corporation ("ACA Financial Guaranty"). On December 15, 2008, S&P withdrew the financial strength, financial enhancement, and issuer credit ratings of ACA Financial Guaranty.

   Ambac Assurance Corporation ("Ambac"). On November 8, 2010, Ambac Financial Group, Inc., the holding company of Ambac, announced that it has filed for a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Ambac Financial Group, Inc. will continue to operate in the ordinary course of business as "debtor-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. On November 30, 2010, S&P withdrew the counterparty credit, financial strength, and financial enhancement ratings of Ambac at the company's request. The November 30, 2010 rating action followed a directive by the Commissioner of Insurance of the State of Wisconsin to Ambac to establish a segregated account for certain insured exposure, primarily policies related to credit derivatives, residential mortgage backed securities, and other structured finance transactions. On April 7, 2011, Moody's withdrew the insurance financial strength ("IFS") rating of Ambac Assurance.

   Assured Guaranty Corp. ("Assured Guaranty") and Assured Guaranty Municipal Corp. ("Assured Municipal") (formerly Financial Security Assurance, Inc. ("FSA")). On July 1, 2009, Assured Guaranty Ltd. ("Assured"), the parent company of Assured Guaranty, completed the purchase of Financial Security Assurance Holdings Ltd., the parent of financial guaranty insurance company, FSA. Effective November 9, 2009, FSA was renamed "Assured Municipal." In certain states, Assured Municipal may operate under its prior name. Assured Municipal, a separately capitalized company, provides municipal bond insurance, while Assured Guaranty provides financial guaranty insurance to both the municipal and structured finance sectors. On April 1, 2015, Assured Guaranty acquired all issued and outstanding shares of Radian Asset Assurance, Inc. All prior obligations of Radian Asset are now obligations of Assured Guaranty. On January 17, 2013, Moody's downgraded the IFS ratings of Assured Guaranty to A3 from Aa3 and of Assured Municipal to A2 from Aa3, both with a stable outlook. These ratings were affirmed on August 8, 2016. On March 18, 2014 S&P raised the counterparty credit and financial strength ratings of both Assured Guaranty and Assured Municipal to AA from AA-, with a stable outlook. On July 26, 2017, S&P affirmed its AA financial strength rating of Assured Guaranty, with a stable outlook. Also on June 26, 2017, S&P affirmed its A long-term counterparty credit rating for the parent company Assured, with a stable outlook.

   Berkshire Hathaway Assurance Corp. ("BHAC"). On April 8, 2009, Moody's downgraded the IFS rating of BHAC from Aaa to Aa1, with a stable outlook. This downgrade reflects Moody's view concerning "the impact on Berkshire's key businesses of the severe decline in equity markets over the past year as well as the protracted economic recession." On February 4, 2010, S&P lowered the financial strength rating of BHAC from AAA to AA+, with a stable outlook, reflecting S&P's view that Berkshire's overall capital adequacy has weakened to levels no longer consistent with a AAA rating and is not expected to return to extremely strong levels in the near term. On August 11, 2015, S&P placed the AA+ financial strength rating of BHAC on CreditWatch Negative. This action follows Berkshire Hathaway's announcement of an agreement to acquire the debt of Precision Castparts Corp and reflects uncertainty surrounding the funding of the acquisition and its effect on cash resources and leverage at the holding-company level.

   Build America Mutual Assurance Company ("BAM"). On July 23, 2012, S&P assigned an initial rating of AA to BAM's financial strength and counterparty credit ratings, with a stable outlook. These ratings were based upon S&P's view that BAM holds a very strong competitive position with low industry risk, along with extremely strong capital adequacy and strong operating performance. The AA rating was affirmed on June 25, 2018, and again on June 27, 2019, and maintains a stable outlook.

   CIFG Assurance North America, Inc. ("CIFG"). On November 11, 2009, Moody's announced that it will withdraw the IFS rating of CIFG. On February 16, 2010, S&P withdrew the counterparty credit, financial strength, and financial enhancement ratings of CIFG.

   Financial Guaranty Insurance Company ("FGIC"). On March 24, 2009, Moody's withdrew the IFS rating of FGIC. On April 22, 2009, S&P withdrew the counterparty credit, financial strength, and financial enhancement ratings of FGIC. On November 24, 2009, FGIC announced that pursuant to an order of the New York Insurance Department, the company must suspend any and all claims payments until it has removed the impairment of its capital and restored to compliance its minimum surplus to policyholders requirement.

   Municipal Assurance Corporation ("MAC"). On March 18, 2014, S&P raised its financial strength and enhancement rating on MAC from AA- to AA. The rating action reflects S&P's view that MAC's competitive position remains strong relative to its peers' in the bond industry. S&P continues to view MAC as having a stable outlook.

   National Public Finance Guarantee Corporation ("National Guarantee") (formerly MBIA Insurance Corp. of Illinois ("MBIA Illinois") and MBIA Insurance Corporation ("MBIA Corp.")). On February 18, 2009, MBIA, Inc., the parent company of MBIA Corp., announced the restructuring of its financial guaranty insurance operations following the approval of the New York and Illinois insurance regulators. The restructuring involves the segregation of its financial guaranty insurance operations into two separately capitalized sister companies, with MBIA Illinois assuming the risk associated with its US municipal exposures, and with MBIA Corp. insuring the remainder of the portfolio, including all international and structured finance exposures. Business recently ceded to MBIA Corp. from FGIC has been assigned to MBIA Illinois. On March 19, 2009, MBIA Illinois formally changed its name to National Public Finance Guarantee Corporation.

   National Guarantee is a wholly owned subsidiary of MBIA, Inc. and independently capitalized with $5.6 billion in claims-paying resources as of December 31, 2010. In certain states, National Guarantee may operate under its prior name. On May 21, 2013, Moody's upgraded the IFS rating of National Guarantee to Baa1 from Baa2, with a positive outlook. The May 21, 2013, rating action reflects National Guarantee's improved credit profile following the repayment of the loan from its weaker affiliate, MBIA Corp., and the termination of the litigation related to the 2009 restructuring. On May 21, 2014, Moody's upgraded its IFS rating of National Guarantee to A3 from Baa1, with a stable outlook. On July 2, 2014, Moody's affirmed its A3 IFS rating of National Guarantee but downgraded the outlook on the rating from stable to negative. On May 20, 2016, Moody's affirmed its A3 IFS rating of National Guarantee with a negative outlook.

   On May 10, 2013, S&P raised the counterparty credit, financial strength, and financial enhancement ratings of National Guarantee to A from BB, with a stable outlook. On March 18, 2014, S&P raised the counterparty credit, financial strength and financial enhancement ratings of National Guarantee to AA- from A, with a stable outlook. On June 26, 2017, S&P lowered its financial strength rating of National Guarantee to A, with a stable outlook. The downgrade of National Guarantee reflects S&P's view that National Guarantee's business risk profile is weaker than its peers', as National Guarantee has struggled to gain wide market acceptance. On December 1, 2017, S&P affirmed its A financial strength rating of National Guarantee with a stable outlook. Immediately thereafter, at the request of National Guarantee, S&P withdrew its rating.

   On May 21, 2013, Moody's upgraded the IFS rating of MBIA Corp. to B3 from Caa2, with a positive outlook. On May 27, 2014, Moody's upgraded its IFS rating of MBIA Corp. to B2 from B3, with a stable outlook. On March 3, 2015, Moody's affirmed its B2 IFS rating of MBIA Corp. but downgraded the outlook on the rating from stable to negative. On January 19, 2016, Moody's downgraded its IFS rating of MBIA Corp. to B3 from B2 and placed the rating on review for further downgrade. On May 20, 2016, Moody's downgraded its IFS rating of MBIA Corp. to Caa1 from B3, with a negative outlook. On December 2, 2016, Moody's affirmed its Caa1 IFS rating of MBIA Corp. and upgraded the outlook on the rating from negative to developing.

   On June 26, 2014, S&P issued a B financial strength rating for MBIA Corp. with a stable outlook. On June 15, 2016, S&P downgraded its financial strength rating of MBIA Corp. to CCC from B, with a negative outlook. On June 26, 2017, S&P affirmed its CCC financial strength rating of MBIA Corp. and upgraded its outlook from negative to stable. On December 1, 2017, S&P affirmed its CCC financial strength rating of MBIA Corp. with a stable outlook. Immediately thereafter, at the request of MBIA Corp., S&P withdrew its rating.

   On March 18, 2014, S&P raised its counterparty credit rating of MBIA, Inc., to A- from BBB with a stable outlook. On June 26, 2017, S&P lowered its counterparty credit rating of MBIA, Inc., to BBB, with a stable outlook. S&P's downgrade of MBIA, Inc., reflects its structural subordination to National Guarantee. On December 1, 2017, S&P affirmed its BBB issuer credit rating of MBIA, Inc., with a stable outlook. Immediately thereafter, at the request of MBIA, Inc., S&P withdrew its rating.

   On May 21, 2013, Moody's upgraded its senior unsecured debt rating of MBIA, Inc., to Ba3 from Caa1, with a positive outlook. On May 21, 2014, Moody's upgraded its senior unsecured debt rating of MBIA, Inc., to Ba1 from Ba3, with a stable outlook. On July 2, 2014, Moody's downgraded its outlook on the Ba1 rating from stable to negative. On May 20, 2016, Moody's affirmed its Ba1 senior unsecured debt rating of MBIA, Inc., with a negative outlook.

   Syncora Guarantee Inc. ("Syncora Guarantee") (formerly XL Capital Assurance Inc. ("XLCA")). On March 9, 2009, Moody's downgraded the insurance financial strength rating of Syncora Guarantee from Caa1 to Ca, with a developing outlook. On July 28, 2010, S&P withdrew the counterparty credit, financial strength and financial enhancement ratings of Syncora Guarantee.

TRUST ADMINISTRATION
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   Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Trust. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of December 31, 2019, the total stockholders' equity of Invesco Capital Markets, Inc. was $90,478,021.07 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,226.2 billion as of December 31, 2019.

   The Sponsor and your Trust have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 856-8487. If you have any questions regarding your account or your Trust, please contact the Trustee at its principal unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information."

   Portfolio Administration. The Trusts are not managed funds and, except as provided in the Trust Agreement, bonds generally will not be sold or replaced. The Sponsor may, however, direct that bonds be sold in certain limited situations to protect the Trust based on advice from the Supervisor. These situations may include default in interest or principal payments on the bonds or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell bonds designated by the Supervisor for purposes of redeeming Units or payment of expenses. The Supervisor will consider a variety of factors in designating bonds to be sold including interest rates, market value and marketability. Except in limited circumstances, the Trustee will generally reject any offer by an issuer to issue bonds in exchange or substitution for the bonds (such as a refunding or refinancing plan). The Trustee will promptly notify Unitholders of any exchange or substitution. The Information Supplement contains a more detailed description of circumstances in which bonds may be sold or replaced. See "Additional Information."

   If a Trust is structured as a "regulated investment company" for federal tax purposes, the Sponsor may direct the reinvestment of proceeds of the sale of bonds if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the bonds detrimental to the Trust. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that such a Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.

   Replacement Bonds. No assurance can be given that a Trust will retain its present size or composition because bonds may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any bond that has been purchased under a contract ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original portfolio of a Trust. Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must be substantially identical to the Failed Bonds in terms of (i) the exemption from federal and state taxation, (ii) maturity, (iii) yield to maturity and current return and (iv) Standard & Poor's or Moody's ratings. The Trustee shall notify all Unitholders of a Trust within five days after the acquisition of a Replacement Bond and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. If Failed Bonds are not replaced, the Sponsor will refund the sales charge attributable to the Failed Bonds to all Unitholders of the Trust and distribute the principal and accrued interest (at the coupon rate of the Failed Bonds to the date of removal from the Trust) attributable to the Failed Bonds within 30 days after removal. All interest paid to a Unitholder which accrued after the expected date of settlement for Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. If Failed Bonds are not replaced, the Estimated Net Annual Interest Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Bonds.

   Amendment of Trust Agreement. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee) or to maintain the tax status of a Trust. The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of bonds in addition to or in substitution for any of the bonds initially deposited in a Trust, except for the substitution of certain refunding bonds. The Trustee will notify Unitholders of any amendment.

   Termination of Trust Agreement. A Trust will terminate upon the redemption, sale or other disposition of the last bond held in the Trust. A Trust may also be terminated at any time by consent of Unitholders of 75% of the Units then outstanding or by the Trustee when the value of the Trust is less than 20% of the original principal amount of bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the principal amount of the bonds initially deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriter, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining bonds. The sale of bonds upon termination may result in a lower amount than might otherwise be realized if the sale was not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of bonds per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of a Trust. See "Additional Information."

   Limitation on Liabilities. The Sponsor, Supervisor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the bonds, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
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   This is a general discussion of certain federal income tax consequences arising from the purchase, ownership and disposition of Units of a Trust that intends to qualify as a "regulated investment company" for federal income tax purposes. Tax laws and interpretations are subject to change, possibly with retroactive effect. Substantial changes to the federal tax law were passed and signed into law in December 2017, many of which became effective in 2018 and may affect your investment in a Trust in a number of ways, including possible unintended consequences. This summary does not describe all of the tax consequences to all taxpayers. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). Tax laws and interpretations change frequently, including substantial changes to the federal tax laws passed and signed into law in December 2017, many of which become effective in 2018, and this summary does not describe all of the tax consequences to all taxpayers. Unitholders should consult their own tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

   Tax Status of the Trusts. The Trusts have elected to qualify and intend to qualify annually as regulated investment companies under Subchapter M of the Code. To qualify as a regulated investment company, a Trust must distribute to its Unitholders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest, if any, and the excess of net short-term capital gains over net long-term capital losses) and 90% of its tax-exempt interest income, and meet certain diversification of assets, source of income, and other requirements. By meeting these requirements, a Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) reported by a Trust as capital gain dividends, distributed to Unitholders. A Trust can also avoid an annual nondeductible 4% excise tax if each calendar year it distributes substantially all of its ordinary income, short- and long-term capital gain, and any previously undistributed and untaxed amounts.

   If for any taxable year a Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Unitholders, and any distributions would be taxable to the Unitholders as ordinary dividends to the extent of such Trust's current or accumulated earnings and profits. Such distributions generally would be eligible for the dividends received deduction in the case of corporate Unitholders and the lower federal income tax rate currently applicable to qualifying dividend income for individual Unitholders, provided certain holding period requirements were satisfied by the Trust and the respective Unitholders.

   The Trusts may be subject to state or local tax in jurisdictions in which the Trusts are organized or may be deemed to be doing business.

   Distributions. Each Trust intends to make sufficient distributions of investment company taxable income, if any, capital gains, if any, and exempt-interest dividends each year in order to qualify as a regulated investment company and generally to avoid Trust-level federal income or excise taxes. Each Trust intends to be eligible to distribute exempt-interest dividends to Unitholders by holding a sufficient amount of its assets in bonds generating interest that is exempt from federal income taxation under Section 103 of the Code. Such exempt-interest dividends are not subject to regular federal income tax, but may be subject to alternative minimum tax.

   Distributions of investment company taxable income (including net short-term capital gains), if any, are taxable to Unitholders as ordinary income, and generally will not qualify for treatment as qualified dividend income currently taxed at a maximum federal rate of 20% for individual Unitholders or for the dividends-received deduction for corporate Unitholders. Any income from your Trust that you must take into account for federal tax purposes is not reduced by amounts used to pay a deferred sales charge, if any.

   Net capital gains of a Trust (net long-term capital gain over net short-term capital loss), if any, realized and distributed by such Trust and reported as capital gain dividends are taxable to Unitholders as long-term capital gains currently at a maximum rate of 20%, without regard to the length of time the Unitholder may have held his or her Units in the Trust. Capital gain dividends are not eligible for the dividends-received deduction for corporate Unitholders. In determining the amount of capital gains to be distributed by a Trust, any capital loss carry over from a prior year will be taken into account in determining the amount of net long-term capital gain. Taxable distributions are taxable to investors whether received in cash or reinvested in additional Units.

   When the bonds owned by the Trusts were issued, special bond counsel issued opinions that the interest on the bonds is not subject to regular federal income tax (except in the limited circumstances referred to below). Payments that a Trust receives on a bank letter of credit, guarantee or insurance policy because the bond issuer has defaulted should be treated as payments on the bond, namely as payments of principal or interest that are not subject to regular federal income tax or taxable market discount or capital gain. The tax-exempt status of the interest depends on compliance by the issuer and others with ongoing requirements, and the opinions of bond counsel assume that these requirements will be met. However, there is no guarantee that the issuers (and other users) will comply with these requirements.

   A Trust may have to accrue and distribute income not yet received if it invests in bonds issued at a discount. A Trust may be required to sell bonds that it otherwise would have continued to hold in order to generate sufficient cash to make this distribution.

   The interest on some private activity bonds is a preference item included in alternative minimum taxable income. Each year the Trusts will give to Unitholders a report showing the percentage of the Trust's income that is a preference item. In addition, alternative minimum taxable income of a corporate Unitholder is increased by part of the excess of its "adjusted current earnings" (an alternative measure of income that includes interest on all tax exempt securities) over the amount otherwise determined to be alternative minimum taxable income. Therefore, the exempt-interest dividends may cause a Unitholder to have to pay the federal alternative minimum tax or may increase the amount of that tax payable by a Unitholder already subject to federal alternative minimum tax.

   The Trusts may own bonds originally issued at a discount. In general, original issue discount is the difference between the price at which a bond was issued and its stated redemption price at maturity. Original issue discount on tax-exempt bonds accrues as tax-exempt interest over the life of the bond. A Trust's adjusted tax basis for a bond issued with original issue discount will include original issue discount accrued during the period it held the bond. A Trust may also pay a premium when it buys a bond, even a bond issued with original issue discount. A Trust may be required to amortize the premium over the term of the bond and reduce its basis for the bond even though it does not get any deduction for the amortization. Therefore, sometimes the Trust may have a taxable gain when it sells a bond for an amount equal to or less than its original tax basis.

   Unitholders may receive ordinary income dividends from a Trust if the Trust sells or redeems bonds that were acquired at a market discount, or sells bonds at a short term capital gain. In general, the Internal Revenue Service ("IRS") will treat Bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. The IRS generally taxes all or a portion of the gain on the sale of a market discount bond as ordinary income when the bond is sold, redeemed or paid. The portion of the gain taxed by the IRS as ordinary income is equal to the portion of the market discount that has accrued since the seller purchased the bond.

   Some of the bonds held by the Trusts may lose their tax-exempt status while they are owned by a "substantial user" of the facilities being financed with the proceeds of those bonds, or by persons related to a substantial user. A "substantial user" is a person whose gross revenue derived with respect to the facilities financed by the bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable area of the facilities or for whom the facilities or a part thereof were specifically constructed, reconstructed or acquired. "Related persons" are certain related individuals, affiliated corporations, partners and partnerships. This rule would not change the tax-exempt status of interest on bonds held by other persons. These rules may apply to a Unitholder who receives exempt-interest dividends attributable to interest on bonds that financed facilities for which such Unitholder or a related person is a "substantial user."

   Individuals must take exempt-interest dividends into consideration in computing the portion, if any, of social security benefits that will be included in their gross income and subject to federal income tax.

   If a Trust declares dividends in October, November or December that are payable to Unitholders of record on a date during those months, Unitholders must take the dividends into account for tax purposes in the year the dividend was declared, if the dividend is paid either in the year declared or in January of the following year.

   Ordinary, exempt-interest and capital gain dividends will be taxable as described above whether received in cash or reinvested in additional Units.

   If a Trust invests in securities of foreign issuers, it may be subject to withholding and other similar income taxes imposed by a foreign country. Dividends and distributions may also be subject to state and local taxes.

   Investors should carefully consider the tax implications of buying Units prior to a distribution by a Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by a Trust reduce the net asset value of such Trust's Units, and if a distribution reduces the net asset value below a Unitholder's cost basis, such distribution, nevertheless, could be taxable to the Unitholder as ordinary income or capital gain as described above, even though, from an economic standpoint, it may constitute a partial return of capital.

   Sale or Redemption of Units. Upon the taxable disposition (including a sale or redemption) of Units of a Trust, a Unitholder may realize a gain or loss depending upon such Unitholder's adjusted tax basis in the Units and the amount of sale or redemption proceeds. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Unitholder's hands, and will be long-term or short-term, generally depending upon the Unitholder's holding period for the Units. Non-corporate Unitholders are currently subject to tax at a maximum federal rate of 20% on capital gains resulting from the disposition of Units held for more than 12 months. However, a loss realized by a Unitholder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Unitholder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a non-corporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

   The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Trust's distributions, including capital gains distributions generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply. Under existing regulations, FATCA withholding on gross proceeds from the sale of Units and capital gain distributions from your Portfolio took effect on January 1, 2019; however, recently proposed U.S. tax regulations, if finalized in their proposed form, would eliminate FATCA withholding on such types of payments. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Trust will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

   Backup Withholding. The Trusts generally must withhold and pay over to the U.S. Treasury as backup withholding at a current rate of 24% of the taxable dividends and other distributions paid to any individual Unitholder who either does not supply its taxpayer identification number, has not reported all of its dividends and interest income, or does not certify to a Trust that he or she is not subject to withholding. The social security number of an individual is his or her taxpayer identification number. Backup withholding also may be required for a Unitholder upon notification of the Trust by the IRS. Backup withholding is not an additional tax and any amounts withheld may be credited against a Unitholder's ultimate federal income tax liability if proper documentation is provided.

   Foreign Withholding. Unitholders who are not U.S. persons should consult their tax adviser regarding the U.S. and foreign tax consequences of ownership of Units, including the possibility that such a Unitholder may be subject to a U.S. withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) on amounts received from a Trust.

   Information Statements. After the end of each fiscal year for a Trust, the Trustee will furnish to each Unitholder a statement containing information regarding the amount of exempt-interest dividends, ordinary dividends, and capital gain dividends distributed to such Unitholder during the fiscal year.

   Investors Should Consult Their Tax Advisers. Prospective investors are urged to consult their own tax advisers concerning the federal, state, local, foreign, and any other tax consequences of the purchase, ownership and disposition of Units based on their individual circumstances. Additional tax information is contained in the Information Supplement.

EXPENSES
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   General. The Trustee will periodically deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trusts, provided that organization costs, and deferred sales charges, if any, are generally paid out of cash deposited in the Principal Account. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Trust. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Trust, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust's assets at the end of the initial offering period or after six months, if earlier.

   Sponsor, Supervisor, Evaluator and Trustee. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee indicated under "Summary of Essential Financial Information" for providing bookkeeping and administrative services and for providing portfolio supervisory services for the Trusts. These fees may exceed the actual costs of providing these services for a Trust but the total amount received for providing these services to all Invesco unit investment trusts will not exceed the total cost of providing the services in any calendar year. The Evaluator will receive the annual evaluation fee indicated under "Summary of Essential Financial Information" for evaluating each Trust's portfolio. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information" (which may be reduced as described therein). Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of bonds and Units on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter. The Sponsor's, Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

   Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trusts without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). Each Trust will pay the costs associated with updating its registration statement each year. The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell bonds to pay such amounts.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statements filed by your Trust with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-02590). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the bonds in your Trust, investment risks and general information about the Trust. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

OTHER MATTERS
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   Legal Matters. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Morgan, Lewis & Bockius LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee. Special counsel to each Trust for certain state tax matters are named under "Tax Status".

   Independent Registered Public Accounting Firm. The statement of condition and the related portfolio at the Date of Deposit included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Contents of Prospectus
  Investment Objective                           2
  Principal Investment Strategy                  2
  Principal Risks                                2
  Summary of Essential Financial Information     3
  Portfolio                                      4
  Notes to Portfolio                             6
  Underwriting                                   6
  Report of Independent Registered
     Public Accounting Firm                      7
  Statement of Condition                         8
  The Trusts                                     9
  Estimated Current and Long-Term Returns       13
  Public Offering                               13
  Fee Accounts                                  18
  Rights of Unitholders                         18
  Insurance on the Bonds                        20
  Trust Administration                          22
  Federal Tax Status                            24
  Expenses                                      27
  Additional Information                        28
  Other Matters                                 29

Daily Prices
  o Call our 24-Hour Pricing Line
      (800) 953-6785
  o Visit our Unit Trusts Daily Pricing Page http://www.invesco.com/UIT

Account Questions
   o Contact your financial advisor
   o Contact the Trustee
       (800) 856-8487

Learning More About Unit Trusts
  o Contact your financial advisor
  o Visit our Unit Trusts Internet Page
      http://www.invesco.com/UIT

Additional Information
  You may obtain an Information Supplement that provides more details about your trust and its policies.

  o Visit the SEC Internet Site
      http://www.sec.gov
  o Contact the Trustee
      (800) 856-8487

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When Units of the Trust are no longer available this prospectus may be used as a preliminary prospectus for a future Trust. If this prospectus is used for future Trusts you should note the following:

The information in this prospectus is not complete with respect to future Trust series and may be changed. No person may sell Units of future Trusts until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                                                                     U-IGINPRO86
                                                                    U-CMSPRO1348

                                   PROSPECTUS
                            -----------------------
                                _________, 2020

                             Municipal Series 1348

                           Investment Grade Municipal
                           Trust, 7-13 Year Series 86


INVESCO



                       CONTENTS OF REGISTRATION STATEMENT

   This Registration Statement comprises the following papers and documents:

         The Facing Sheet of Form S-6.
         The Prospectus.
         The Signatures.
         The Written Consents of Legal Counsel, Evaluator and
            Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264), as filed with the U.S. Securities and Exchange Commission on December 4, 2012.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548), as filed with the U.S. Securities and Exchange Commission on January 2, 2002.

   1.2.1 Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264), as filed with the U.S. Securities and Exchange Commission on December 4, 2012.

     1.3 By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548), as filed with the U.S. Securities and Exchange Commission on January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799), as filed with the U.S. Securities and Exchange Commission on May 18, 2005.

     1.5  Form of Master Agreement Among Underwriters. Reference is made to
          Exhibit 1.5 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-165240) as filed with the U.S. Securities and Exchange Commission on June 2, 2010.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240), as filed with the U.S. Securities and Exchange Commission on June 2, 2010.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered (to be supplied by amendment).

     3.3 Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).

     4.1  Consent of Initial Evaluator (to be supplied by amendment).

     4.2 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

     6.1  List of Officers and Directors of the Depositor. Reference is made to
          Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1989 (File No. 333-232131), as filed with the U.S. Securities and Exchange Commission on August 13, 2019.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012, and Invesco Unit Trusts, Series 1520 (File No. 333-201408), as filed with the U.S. Securities and Exchange Commission on March 12, 2015.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Municipal Series 1348, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 23rd Day of January, 2020.

                                      INVESCO UNIT TRUSTS, MUNICIPAL SERIES 1348
                                                                    (Registrant)

                                               By: INVESCO CAPITAL MARKETS, INC.
                                                                     (Depositor)

                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                                  Vice President


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on January 23, 2020, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

         SIGNATURE                            TITLE

Steven Massoni                           Director and Co-President

M. Kevin Cronin                          Director and Co-President

Mark W. Gregson                          Chief Financial Officer


                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                             (Attorney-in-fact*)

-----------------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.